UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Echelon Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

27874N 10 5

(CUSIP Number)

12/31/12

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27874N 10 5

1.	Names of Reporting Persons Barbara S. Oshman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,588,064
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,588,064
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,588,064
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.7%
12.	Type of Reporting Person IN

Item 1.

(a)	Name of Issuer: Echelon Corporation

(b)	Address of Issuer’s Principal Executive Offices: 550 Meridian Avenue, San Jose, CA 95126

Item 2.

(a)	Name of Person Filing: Barbara S. Oshman

(b)	Address of Principal Business Office or, if none, Residence: 545 Middlefield Road, Suite 165, Menlo Park, CA 94025

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock, $0.01 par value

(e)	CUSIP Number: 27874N 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,588,064 shares*

(b)	Percent of class: 10.7%, based on 43,050,952 outstanding shares of Common Stock of the Issuer as of December 31, 2012.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,588,064 shares*

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 4,588,064 shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

*	As of December 31, 2012 and following the death of M. Kenneth Oshman on August 6, 2011, shares were held by the following trusts, of which Barbara S. Oshman serves as sole trustee: (i) 3,487,968 by the M. Kenneth and Barbara S. Oshman Trusts dated July 10, 1979, (ii) 50,048 by the M. Kenneth Oshman 2011 Annuity Trust #1 dated February 25, 2011; (iii) 50,048 by the Barbara S. Oshman 2011 Annuity Trust #1 dated February 25, 2011; (iv) 500,000 by the Peter Lawrence Oshman 2010 Trust; and (v) 500,000 by the David Ross Oshman 2010 Trust.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2013
Date

/s/ Barbara S. Oshman
Signature

Barbara S. Oshman
Name/Title